

September 20, 2007

Mr. Joseph M. Ramos, Jr.
Chief Financial Officer, Siebert Financial Corp.
885 Third Avenue
New York, NY 10022

   Re: Siebert Financial Corp.
     Form 10-K for the year ended December 31, 2006
     File No. 0-5703

Dear Mr. Ramos:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 21

1. We note from your disclosure that your President and Chief Financial Officer "concluded that [your] disclosure controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in [your] periodic filings with the Securities and Exchange Commission." Please confirm to us for both your Form 10-K and your subsequent Form 10-Qs, if true, and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.. Alternatively, in future filings please conclude that your disclosure controls and procedures are "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures. Refer to Exchange Act Rule 15d-15(e).

Consolidated Statement of Income, page F-3

2. We note that you have included income from equity investees in revenues rather than presenting this line item below provision for income taxes. In future filings, please remove income from equity investees from revenue. Refer to Section XI.B. of the March 11, 2003 meeting minutes of the SEC Regulations Committee for guidance. If you believe your equity method investees are integral to your operations and intend to present this line item above income before provision for income taxes, please provide us with a comprehensive explanation as to why you believe these equity method investees are integral to your operations. Refer to Rule 5-03.13 of Regulation S-X for additional guidance. If you determine that the income from this equity investment is an integral part of your operations, please include this disclosure in future filings.

Consolidated Statement of Cash Flows, page F-5

3. We note that you have included "Distributions from equity investees" within net cash provided by operating activities. Please confirm to us that this amount is a return on your investment as required by paragraph 22 of SFAS 95. Additionally, we note you have included "Collection (Payment) of advances made to equity investees" in investing activities. Please confirm to us that this amount represents a return of your investment as required by paragraph 16b of SFAS 95.

Siebert, Brandford, Shank & Co., LLC Financial Statements
Independent Auditor's Report, page F-17

4. In future filings, please ensure the auditors' report includes their signature as required by Rule 2-02(a) of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tracey House, Staff Accountant, at (202) 551-3736 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief